April 2, 2020

VIA EDGAR

Justin Dobbie

Legal Branch Chief

Office of Trade and Services

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Entertainment Spinco, Inc. Form 10-12B File No. 001-39245

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 12d1-2 promulgated thereunder, MSG Entertainment Spinco, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (Commission File No. 001-39245) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on April 6, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Robert W. Downes of Sullivan & Cromwell LLP, at (212) 558-4312, with written confirmation sent by facsimile to (212) 291-9043 and by mail, when practicable, to the address listed on the cover of the Registration Statement.

* * *

Sincerely, MSG ENTERTAINMENT SPINCO, INC.

By:	/s/ Philip D’Ambrosio
Name: Philip D’Ambrosio Title: Interim Chief Financial Officer, Treasurer and Secretary